UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-3083
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GENESCO INC.
(Exact name of registrant as specified in its charter)
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Genesco Park
1415 Murfreesboro Road
Nashville, Tennessee 37217
(615) 367-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rights to Purchase Series 6 Subordinated Serial Preferred Stock
(Title of each class of securities covered by this Form)

Common Stock, $1.00 par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Genesco Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By:     /s/ Roger G. Sisson
Name:     Roger G. Sisson
Title:    Senior Vice President, Secretary and General Counsel
Date: June 1, 2016